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                                                            OMB APPROVAL
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                                                      OMB Number     3235-0145
                                                      Expires: December 31, 1997
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              __________________

                                 SCHEDULE 13D
                                (RULE 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           (AMENDMENT NO. ______)/1/

                               Xylan Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  984151 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)

           Jung Sil Kim, 25511 W. Colette Ave., Calabasas, CA 91302
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 3, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 5 Pages)
____________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
  CUSIP NO. 984151 10 0                                       PAGE 2 OF 5
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jung Sil Kim

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,527,500 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,527,500 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,527,500 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9% See Item 5

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                                     Page 3 of 5

ITEM 1.   SECURITY AND ISSUER.
-------   -------------------

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock") of Xylan Corporation, a California corporation (the "Company"). The principal executive offices of the Company are located at 26679 W. Agoura Road, Suite 100, Calabasas, California 91302.


ITEM 2.   IDENTITY AND BACKGROUND.
-------   -----------------------

          (a)-(c) The person filing this Statement is Jung Sil Kim ("Kim"). The residence address of Kim is 25511 W. Colette Ave., Calabasas, CA 91302. Kim is a homemaker and is not presently employed by any entity.

          (d) and (e). During the last five years, Kim has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f).  Kim is a citizen of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   -------------------------------------------------

          Kim received 2,527,500 shares of Common Stock (the "Shares") from the Kim Family Trust as part of the dissolution of the trust and a marital divorce settlement with her former spouse, Steve Yun Kim.


ITEM 4.   PURPOSE OF TRANSACTION.
-------   ----------------------

     Kim has acquired the Shares for investment purposes. The response to Item 3 is incorporated by reference.

     Other than possible transfer of additional securities of the Company that may result from ongoing discussion regarding Kim's marital divorce settlement with former husband, Steve Yun Kim, Kim does not have any current plans or proposals which relate to or would result in: (a) the acquisition by Kim or any person of additional securities of the Company, or the disposition of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
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                                                                     Page 4 of 5

          Notwithstanding the foregoing, Kim reserves the right to take such action in the future as she deems necessary or desirable in connection with her investment in the Company.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER.
-------   --------------------------------

          (a)-(b) Based on information in the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1997 there were 42,767,424 shares of Common Stock outstanding as of September 30, 1997. Kim owns 2,527,500 shares of Common Stock and has the sole power to vote and dispose of such Shares. The Shares represent approximately 5.9% of the shares of Common Stock of the Company issued and outstanding as of September 30, 1997.

          (c) Except for transfer of the Shares to Kim as described in Item 3, no transactions in the Common Stock or in other securities convertible into Common Stock were effected in the past sixty days by Kim.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------   ---------------------------------------------------------------------
          TO ANY SECURITIES OF THE ISSUER.
          --------------------------------

          There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company.


ITEM 7.   EXHIBITS.
-------   --------

     None.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 15, 1997

                                         By: /s/ Jung Sil Kim
                                            --------------------------
                                            Jung Sil Kim